Exhibit 99.1

MKDWELL Tech Inc. Announces Share Combination on a Thirty-to-one Basis as Part of Strategic Nasdaq Compliance Initiative

Hsinchu, Taiwan, Jan. 22, 2026 (GLOBE NEWSWIRE) — MKDWELL Tech Inc. (the “Company”) (Nasdaq: MKDW), an automotive electronics manufacturer, today announced that its Board of Directors has approved a share combination on its ordinary shares and the Class A Preferred Shares on a thirty-to-one basis (the “Share Combination”). The Company will file an amended and restated memorandum and articles of association with the BVI Registry of Corporate Affairs to effect the Share Combination. The Share Combination will take effect at 9:00 a.m., Eastern Time, on January 26, 2026 (the “Effective Time”).

The ordinary shares will continue to trade on The Nasdaq Capital Market under the existing symbol “MKDW” and will begin trading on a split-adjusted basis when the market opens on January 26, 2026. The new CUSIP number for the ordinary share following the Share Combination will be G6209W124.

At the Effective Time, every 30 shares of the Company’s issued ordinary shares will be automatically reclassified and combined into 1 ordinary share with no par value. As a result of the Share Combination, the number of issued ordinary shares will reduce from 141,039,933 shares to approximately 4,701,332 shares, and the number of ordinary shares outstanding will reduce from 106,459,933 to approximately 3,548,665 shares. No fractional shares will be issued in connection with the Share Combination and fractional amounts will be rounded up to the nearest whole number at the participant level.

Additionally, at the Effective Time, proportionate adjustments will be made, based on the thirty-to-one ratio, to (i) the number of ordinary shares issuable upon exercise of the Company’s outstanding warrants to purchase one ordinary share (the “Warrants”), including a proportional decrease in the number of ordinary shares issuable upon exercise of each Warrant and a corresponding proportional increase in the exercise price of each Warrant, (ii) the conversion price of the Company’s outstanding convertible promissory note, which will be proportionately increased, and (iii) the number of ordinary shares issuable upon conversion of the right.

The Share Combination is a proactive measure as part of the Company’s strategic plan to regain compliance with Nasdaq’s continued listing requirements, while also strengthening the Company’s long-term capital structure.

About MKDWELL Tech Inc.

Through our operating subsidiaries, we are a manufacturer and supplier of automotive electronics for passenger cars, modified commercial vehicles, camper vans and logistics vehicles. Our business coverage extends across the spectrum of research and development, design, production and sales of automotive electronic products. Our main products are intelligent camper vans control systems, LiDAR sensors, intelligent container control systems for logistics vehicles, vehicle seat control system, and we provide customers with ODM and OEM customized services. We design, manufacture and supply our products to our customers through our design center located in Hsinchu Science Park, Taiwan and our manufacturing plant in Jiaxing Science and Technology City, Jiaxing City, Zhejiang Province, China. Our customers are mainly based in Mainland China and Taiwan.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. MKDWELL Tech Inc. may also make written or oral forward-looking statements in its periodic reports to the US Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, such as expectations with regard to revenue, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

MKDWELL Tech Inc.

Email: ir@mkdwell.com